SECOND
             AMENDED AND RESTATED PROMISSORY NOTE

                                              Dated:  as of
$16,042,000.00           Chicago, Illinois      August 1, 1995


                        R E C I T A L S

     WHEREAS the undersigned, JMB/245 PARK AVENUE ASSOCIATES, LTD. ("Maker"), a limited partnership organized and existing under the laws of the State of Illinois, has heretofore, for good and valuable consideration, made in favor of BANK OF AMERICA ILLINOIS (successor in interest to CONTINENTAL BANK N.A. and formerly known as "CONTINENTAL ILLINOIS NATIONAL BANK AND TRUST COMPANY OF CHICAGO") ("Original Payee") certain promissory notes in the amounts of $15,000,000 and $35,000,000, respectively, each dated as of December 29, 1983 (herein, said notes, are called, respectively, the "$15,000,000 Note" and the "$35,000,000 Note", and collectively, the "Original Notes"); and

     WHEREAS, Original Payee has previously advanced the full amount under the Original Notes pursuant to certain terms evidenced by the Original Notes; and

     WHEREAS, the Maker and Original Payee agreed to amend and restate the Original Notes to provide for two Amended and Restated Promissory Notes, each in the original principal amount of $25,000,000 dated as of December 31, 1993, each according to such terms as set forth in each such Amended and Restated Promissory Note (collectively, the "Existing Notes"); and

     WHEREAS, one of the Existing Notes is designated the "Guaranteed Amended and Restated Promissory Note" and provides for quarterly principal payments and payment thereunder is guaranteed by JMB Realty Corporation ("JMB") (such Existing Note hereinafter referred to as the "Guaranteed Note"); and

     WHEREAS, on July 31, 1995, the Original Payee, Mellon Bank, N.A. ("Mellon") and JMB entered into a letter agreement (the "Letter Agreement") pursuant to which the Original Payee and Mellon have sold, and JMB has purchased, all of the Original Payee's and Mellon's respective right, title and interest in the Guaranteed Note and other notes and agreements referenced therein; and

     WHEREAS, JMB and the Maker desire to amend and restate the Guaranteed
Note in its entirety as set forth herein.

     NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned Maker, hereby promises to pay to the order of JMB, at 900 North Michigan Avenue, Chicago, Illinois 60611 or such other place as the holder hereof may from time to time designate in writing, in lawful money of the United States of America, the principal sum of SIXTEEN MILLION FORTY - TWO THOUSAND AND NO/100 DOLLARS ($16,042,000) (the "Loan Amount"), which Maker acknowledges has previously been disbursed in full, together with interest on the unpaid principal amount hereof from time to time outstanding, at the rate provided for in Section 2 below.

     1. Unless a contrary intention is apparent from the context, the following terms have the indicated meanings when used herein:

     "Business Day" shall mean a day on which national banks and foreign exchange markets are open in London and Chicago for the transaction of business.

     "Dollars" and "$" shall mean lawful currency of the United States of America and immediately available funds.

     "Eurodollar Period" shall mean the period commencing on (and including) the day after the last day of the immediately succeeding Eurodollar Period (or any other date on which the holder hereof agrees to fix a Eurodollar Rate) and ending on (and including) the earliest to occur of (i) at the election of the Maker, the day which is one, two, three or six months thereafter and (ii) the Maturity Date provided, however, that any such Eurodollar Period which would otherwise end on a day not a Business Day shall end on the Business Day next following such day (unless such next following Business Day is the first Business Day of a calendar month, in which case such Eurodollar Period shall end on the Business Day next preceding such day).

     "Eurodollar Rate" shall mean, with respect to any Eurodollar Period, the percentage rate which is determined pursuant to the following formula:

          LIBOR+    2.625
          1-ERP

     (The fraction being rounded upwards, if necessary, to the nearest 1/100 of 1%).

     "ERP" (Eurocurrency Reserve Percentage) shall mean, with respect to each Eurodollar Period, a percentage (expressed as a decimal) equal to the daily average during such Eurodollar Period of the percentages in effect on each day of such Eurodollar Period, as prescribed by the Board of Governors of the Federal Reserve System (or any successor), for determining reserve requirements applicable to "Eurocurrency Liabilities" pursuant to Regulation D or any other then applicable regulation of the Board of Governors which prescribes the reserve requirements applicable to "Eurocurrency Liabilities" as presently defined in Regulation D.

     "LIBOR" means, with respect to each Eurodollar Period, the rate per annum at which Dollar deposits in immediately available funds are offered to the Original Payee at 11:00 a.m., London time, two Business Days prior to the beginning of such Eurodollar Period by major banks in the interbank eurodollar market, for delivery on the first day of such Eurodollar Period, for the number of days comprised therein and in an amount equal to the principal amount of this Restated Promissory Note I which shall be outstanding during such Eurodollar Period.

     "JMB Note" shall mean that certain Amended and Restated Demand Note dated as of August 1, 1995, made payable by the Maker to JMB providing for a maximum outstanding principal amount of $40,000,000, as the same may be amended or restated from time to time.

     "Loan" shall mean the indebtedness evidenced hereby.

     "Maturity Date" shall have the meaning assigned to that term in
Section 5 hereof.

     "Reference Rate" shall mean, at any time, the per annum rate of interest then most recently announced by the Original Payee at Chicago, Illinois, as its reference rate. If at any one time there shall be more than one reference rate announced by the Original Payee, the Reference Rate hereunder shall be the lowest of the reference rates announced.

     "Restated Promissory Note I" shall mean this Second Amended and Restated Promissory Note, as the same may be amended or restated from time to time.

     "Restated Promissory Note II" shall mean that certain Second Amended and Restated Promissory Note of even date herewith in the original principal amount of $25,000,000 and bearing interest at a rate of two percent (2%) per annum compounded annually, made by Maker payable to JMB, as the same may be amended or restated from time to time.

     "Restated Promissory Note III" shall mean that certain Amended and Restated Promissory Note of even date herewith in the original principal amount of $2,194,631.25 and bearing interest at a rate of two percent (2%) per annum compounded annually, made by Maker payable to JMB, as the same may be amended or restated from time to time.

     "Secured Notes" shall mean collectively, the Restated Promissory Note I, the Restated Promissory Note II, the Restated Promissory Note III and the JMB Note.

     "Third Amended and Restated Security Agreement" shall mean that certain Third Amended and Restated Security Agreement dated of even date herewith executed and delivered by Maker to JMB, encumbering Maker's 48.2467039% interest in 245 Park Avenue Company, a New York general partnership ("245"), and certain other collateral set forth therein, which secures the Secured Notes, as the same may be amended or restated from time to time.

     2. Interest Rates. Prior to the Maturity Date, Maker may by delivering written notice to the holder hereof on or before 10:00 a.m., Chicago time, on a Business Day, irrevocably elect, by not less than three nor more than five Business Days' notice, that all or any portion (subject to an aggregate minimum amount of $100,000.00) of the Loan be, in the case of amounts then bearing interest at the Reference Rate, converted into a tranche bearing interest at the Eurodollar Rate for a specified Eurodollar Period or, in the case of a tranche already bearing interest at the Eurodollar Rate (of which up to three may exist at any time), converted into a tranche bearing interest at the Reference Rate or continued as a tranche bearing interest at the Eurodollar Rate for a new specified Eurodollar Period. In the absence of the timely delivery of such a notice, a tranche bearing interest at the Eurodollar Rate shall, on the last day of any Eurodollar Period, automatically convert to a tranche bearing interest at the Reference Rate. No portion of the outstanding principal amount of the Loan may be continued as, or be converted into, a tranche bearing interest at the Eurodollar Rate when any event of default has occurred and is continuing in connection herewith.

     During each Eurodollar Period, until an event of default described in
Section 11(a) occurs hereunder and after such an event of default if such default has been cured, the rate of interest in effect under this Restated Promissory Note I shall be the Eurodollar Rate for such Eurodollar Period.

     If no Eurodollar Period is in effect, subject to the next paragraph, the rate of interest in effect under this Restated Promissory Note I shall be the Reference Rate plus five-eighths percent (0.625%).

     From the Maturity Date until the time this Restated Promissory Note I is paid in full, or after an event of default described in Section 11(a) hereof shall occur until such event of default is cured, this Restated Promissory Note I shall bear interest on the unpaid principal amount hereof from time to time outstanding at the floating rate (the "Default Rate") which is equal to the sum of three percent (3%) per annum plus the Reference Rate from time to time in effect and changing automatically and simultaneously with each change in the Reference Rate. Such interest shall be paid on demand.

     3. Bases for Determining Eurodollar Rate Inadequate or Unfair. If with respect to any Eurodollar Period during which the rate of interest hereunder is the Eurodollar Rate:

          (i) if the holder hereof determines (which determination shall be binding and conclusive on Maker) that by reason of circumstances affecting the London interbank market adequate and reasonable means do not exist for ascertaining the applicable Eurodollar Rate; or

          (ii) the holder hereof determines that the Eurodollar Rate will not adequately and fairly reflect the cost to the holder hereof of maintaining or funding the Loan for such Eurodollar Period, or that the making or funding of the Loan at the Eurodollar Rate has become impracticable as a result of an event occurring after the date hereof which, in the opinion of the holder hereof, materially affects the Loan, then the holder hereof shall promptly notify Maker thereof in writing, and Maker shall, on the last day of the then current Eurodollar Period, either convert the affected portion of the Loan to the Reference Rate plus five-eighths of one percent (0.625%), or prepay the Loan to the holder hereof in full without any penalty whatsoever but with accrued and unpaid interest thereon.

     4. Changes in Law Rendering Certain Rates Unlawful. If at any time due to any new law, rule, regulation or requirement, or any interpretation thereof by any governmental or other regulatory authority charged with the administration thereof, or for any other reason arising subsequent to the date hereof, it shall become unlawful for the holder hereof to continue the Loan using the Eurodollar Rate, the holder hereof shall, upon the happening of such event, notify Maker thereof in writing stating the reasons therefor, and Maker shall, on the earlier of (i) the last day of the then current Eurodollar Period, or (ii) if required by such law, regulation or interpretation, on such date as shall be specified in such notice, at its option, either convert such unlawful portion of the Loan to the Reference Rate plus five-eighths of one percent (0.625%), or prepay the Loan (including all accrued and unpaid interest) to the holder hereof in full without any penalty whatsoever.

     5. Interest Payment Dates; Basis of Calculation. In all cases, interest shall be paid on the first day of each month commencing with the first day of the first month following the date hereof. All interest shall be computed for the actual number of days elapsed on the basis of a year consisting of three hundred sixty (360) days. On the Maturity Date, all accrued and unpaid interest hereunder shall be due and payable.

     6. Maximum Interest Rate. In no event shall the amount paid or agreed to be paid hereunder (including all interest and the aggregate of any other amounts taken, reserved or charged pursuant to this Restated Promissory Note I or any other document evidencing or securing the Loan, which under applicable law is deemed to constitute interest on the indebtedness evidenced by this Restated Promissory Note I) exceed the highest lawful rate permissible under applicable law; and if under any circumstance whatsoever, fulfillment of any provision of this Restated Promissory Note I, at the time performance of such provision shall be due, shall involve transcending the limit of validity prescribed by applicable law, then, ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any circumstance the holder of this Restated Promissory Note I should receive as interest an amount which would exceed the highest lawful rate allowable under law, such amount which would be excessive interest shall be applied to the reduction of the unpaid principal balance due under this Restated Promissory Note I and not to the payment of interest, or if such excess interest exceeds the unpaid balance of principal, the excess shall be refunded to Maker.

     7. Repayment of Principal. The entire unpaid principal amount of this Restated Promissory Note I shall be due and payable in full on December 31, 1998 or earlier upon acceleration as hereinafter provided (the "Maturity Date"). Notwithstanding the aforesaid in this paragraph, Maker shall prepay the Loan upon receipt, and to the extent, of any net proceeds received upon the sale, refinancing or other disposition of, or any distributions made with respect to, the Collateral (as defined in the Third Amended and Restated Security Agreement) in accordance with Section 8 hereof.

     8. Application of Payments. JMB shall apply any amounts received from Maker as prepayments in accordance with Section 7 above to reduce Maker's outstanding indebtedness under the JMB Note, this Restated Promissory Note I, the Restated Promissory Note II or the Restated Promissory Note III, in such order as JMB, in its sole discretion, shall elect.

     9. Prepayment. Subject to Sections 8 and 19(a) hereof, Maker reserves the privilege to prepay this Restated Promissory Note I in full or in part without premium or penalty.

     10. Security. This Restated Promissory Note I is secured by the Third Amended and Restated Security Agreement dated of even date herewith executed and delivered by Maker to JMB, encumbering Maker's 48.2467039% interest in 245 and certain other collateral set forth therein. Reference is made to the Third Amended and Restated Security Agreement for a description of the property encumbered, the nature and extent of the security, and the rights of the holder hereof in respect to such security. The provisions of the Third Amended and Restated Security Agreement shall be deemed to be incorporated by reference herein as though set out herein in their entirety.

     11. Events of Default and Remedies. Any one of the following occurrences shall constitute an "event of default" under this Restated Promissory Note I:

     (a) The failure by Maker to make any payment of principal or interest upon this Restated Promissory Note I as and when the same becomes due and payable in accordance with the terms hereof, and the continuation of such failure for five (5) days after written notice thereof to Maker from JMB;

     (b)  The occurrence of any default under this Restated Promissory
Note I other than as described in the preceding clause (a), and the continuance of such failure for thirty (30) days after written notice thereof to Maker from JMB; provided that if at the end of such 30 day period Maker, in JMB's sole judgment, is proceeding with due diligence to cure such default, then there shall not be an event of default for an additional period of the shorter of 60 days or the period during which, in JMB's sole judgment, Maker continues to proceed with due diligence to cure such default;

     (c) The occurrence of any Default (as defined in the Third Amended and Restated Security Agreement) under the Third Amended and Restated Security Agreement;

     (d) The occurrence of any event of default (as defined therein) under the Restated Promissory Note II;

     (e) The occurrence of any event of default (as defined therein) under the Restated Promissory Note III;

     (f)  The occurrence of any default under the JMB Note;

     (g) The occurrence of any default under that certain Consent Agreement between Maker and Original Payee dated as of December 29, 1983, as amended by that certain Fourth Amendment to Loan Documents between Maker and JMB dated as of August 1, 1995, and as it may be further amended, supplemented or modified from time to time (the "Consent Agreement");

     (h) Maker, any general partner of Maker (or any constituent general partner thereof), or 245 becomes insolvent or generally fails to pay, or admits in writing its inability to pay, debts as they become due; or Maker, any general partner of Maker (or any constituent general partner thereof), or 245 applies for, consents to, or acquiesces in the appointment of, a trustee, receiver or other custodian for itself or of any of its property, or makes a general assignment for the benefit of creditors; or, in the absence of such application, consent or acquiescence, a trustee, receiver or other custodian is appointed for Maker, any general partner of Maker (or any constituent general partner thereof) or 245, or for a substantial part of the property of any of them, and is not discharged within 30 days; or other case or proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding is commenced in respect of Maker, any general partner of Maker (or any constituent general partner thereof) or 245, and if such case or proceeding is not commenced by Maker, any general partner of Maker (or any constituent general partner thereof), or 245, it is consented to or acquiesced in by Maker, any general partner of Maker (or any constituent general partner thereof) or 245, or remains for 60 days undismissed; or Maker, any general partner of Maker (or any constituent general partner thereof) or 245, takes any action to authorize, or in furtherance of, any of the foregoing; or

     (i) Any representation, warranty or certification made by Maker to JMB or any holder hereof in connection with the Loan, this Restated Promissory Note I, the Third Amended and Restated Security Agreement, the Consent Agreement or any other document executed in connection herewith proves to be or to have been false in any material respect at any time.

     For purposes of the foregoing clauses (c), (d), (e), (f), (g) and (i) of this Section 11, with respect to any event or occurrence which constitutes an event of default hereunder solely by reason of its constituting a default (as distinguished from an "event of default") under a document or instrument other than this Restated Promissory Note I, to the extent (if any) that such other document or instrument provides a grace or cure period with respect to such default, the same grace or cure period, and only such period, shall apply with respect to this Restated Promissory
Note I.

     Upon the occurrence of any event of default hereunder: (i) the entire unpaid principal balance of, and any unpaid interest then accrued on, and any other amounts owing under or evidenced by this Restated Promissory Note I shall, at the option of the holder hereof and without notice or demand of any kind to Maker or any other person, immediately become due and payable; and (ii) the holder hereof shall have and may exercise any and all rights and remedies available at law or in equity and also any and all rights and remedies provided in the Third Amended and Restated Security Agreement or in any other instrument securing this Restated Promissory Note I.

     The remedies of the holder hereof, as provided herein or in the Third Amended and Restated Security Agreement or any other instrument securing this Restated Promissory Note I, shall be cumulative and concurrent, and may be pursued singularly, successively or together, at the sole discretion of the holder hereof, and may be exercised as often as occasion therefor shall arise. No act of omission or commission of the holder, including specifically any failure to exercise any right, remedy or recourse, shall be deemed to be a waiver or release of the same, such waiver or release to be effected only through a written document executed by the holder and then only to the extent specifically recited therein. A waiver or release with reference to any one event shall not be construed as continuing, as a bar to, or as a waiver or release of, any subsequent right, remedy or recourse as to a subsequent event.

     12. Attorneys' Fees and Costs. In the event one or more events of default shall occur, Maker promises to pay all costs of collection of every kind, including but not limited to all reasonable attorneys' fees, court costs, and expenses of every kind incurred by the holder hereof in connection with such collection or the protection or enforcement of any or all of the security for this Restated Promissory Note I, whether or not any lawsuit is ever filed with respect thereto.

     13. Notices. All notices or other communications hereunder to either party shall be (a) in writing and, if mailed shall be deemed to be given on the second Business Day after the date when deposited in the United States mail, by registered or certified mail, postage prepaid, addressed as provided hereinafter, and (b) addressed:

     If to Maker:   JMB/245 Park Avenue Associates, Ltd.
                    900 North Michigan Avenue, Suite 1900
                    Chicago, Illinois  60611
                    Attention:  Stuart Nathan

     If to JMB:JMB Realty Corporation
                    900 North Michigan Avenue, Suite 1900
                    Chicago, Illinois  60611
                    Attention:  H. Rigel Barber

or to either party at such other addresses as such party may designate in a written notice to the other party.

     14. Business Purpose. The Maker represents and agrees that the proceeds of the Loan evidenced by this Restated Promissory Note I have been used for purposes specified in 815 ILCS 205/4(1)(c), and that the indebtedness evidenced hereby constitutes a business loan which comes within the purview of said 815 ILCS 205/4(1)(c) and is not usurious.

     15. Headings. The headings of the paragraphs of this Restated Promissory Note I are inserted for convenience only and shall not be deemed to constitute a part hereof.

     16. Waiver. Maker, for itself and for its successors, transferees and assigns and all guarantors, endorsers and signers, hereby waives all valuation and appraisement privileges, presentment and demand for payment, protest, notice of protest and nonpayment, dishonor and notice of dishonor, bringing of suit, lack of diligence or delays in collection or enforcement of this Restated Promissory Note I and notice of the intention to accelerate, the release of any party liable, the release of any security for the debt, the taking of any additional security and any other indulgence or forbearance, and all of the foregoing persons are and shall be jointly and severally, directly and primarily, liable for the amount of all sums owing and to be owed hereon, and agrees that this Restated Promissory Note I and any or all payments coming due hereunder may be extended or renewed from time to time without in any way affecting or diminishing their liability hereunder.

     17.  Severability.  If any provision of this Restated Promissory
Note I or any payments pursuant to the terms hereof shall be invalid or unenforceable to any extent, the remainder of this Restated Promissory Note I and any other payments hereunder shall not be affected thereby and shall be enforceable to the greatest extent permitted by law.

     18. Exculpation. Notwithstanding anything herein contained to the contrary, JMB agrees (for itself and any subsequent holder of this Restated Promissory Note I) that (1) all liability with respect to the debt evidenced by this Restated Promissory Note I, or any of the other documents executed and delivered by Maker in connection herewith shall be satisfied only out of the assets of Maker and that no present or future constituent partner (i.e., person holding an equity interest) in or agent of the Maker, nor any officer, shareholder, director, employee, trustee, beneficiary or agent of any corporation or trust that is or becomes a constituent partner in Maker (including, but not limited to, persons executing documents or certificates on behalf of Maker) shall have personal liability (either directly or indirectly), all such personal liability being expressly waived by JMB and (2) in no event shall a negative capital account or any other funding obligations of any constituent partner in Maker be deemed to be an asset or the property of Maker and neither JMB nor any subsequent holder of this Restated Promissory Note I shall have any right to collect, enforce or proceed against or with respect to any such negative capital account or partner's obligations.

     19.  Miscellaneous.

     (a)  Whenever any payment to be made under this Restated Promissory
Note I would be due on a date which is not a Business Day, the due date therefor shall be extended to the next succeeding Business Day, and interest shall be payable at the applicable rate during such extension. Each payment (including prepayments) of principal of, or interest on, the Restated Promissory Note I shall be made in Dollars by the Maker to JMB at its office in Chicago, not later than noon, Chicago time, on the date due therefor; and funds received after that hour shall be deemed to have been received by JMB on the next following Business Day. All payments (whether of principal, interest or other amounts) which are applied at any time by the holder hereof to indebtedness evidenced by this Restated Promissory
Note I, prior to an event of default, shall be allocated by the holder first to expenses or other similar items, next to accrued interest, and then to principal, and, after an event of default, may be allocated by the holder to principal, interest or other amounts as the holder may determine in the holder's sole discretion.

     (b) In the event of any inconsistency between the provisions of this Restated Promissory Note I and the provisions of the Third Amended and Restated Security Agreement, JMB may elect which of the inconsistent provisions shall govern and control. A copy of the Third Amended and Restated Security Agreement is available for inspection at the offices of JMB during normal business hours.

     (c) This Restated Promissory Note I shall be governed by and construed in accordance with the laws of the State of Illinois.

     (d) This Restated Promissory Note I has been made and delivered at Chicago, Illinois, and all funds disbursed to or for the benefit of Maker have been disbursed in Chicago, Illinois.

     (e) This Restated Promissory Note I shall be binding upon Maker and its respective successors and assigns; provided, however, that Maker may not assign its rights hereunder or in connection herewith, and this Restated Promissory Note I shall inure to the benefit of JMB and its successors and assigns, including any participants of JMB. Maker agrees that JMB may assign its interest and sell participation interests in the loan evidenced by this Restated Promissory Note I to one or more other persons without notice to or consent of Maker.

     IN WITNESS WHEREOF, the undersigned has executed and delivered this Restated Promissory Note I at Chicago, Illinois as of the date and year first above written, pursuant to proper authority duly granted.


                         JMB/245 PARK AVENUE ASSOCIATES, LTD.,
                         an Illinois limited partnership

                         By:  JMB Park Avenue, Inc.,
                              Its corporate general partner

                         By:  ___________________________________

                         Its: ___________________________________



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